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             [SOURCE ONE MORTGAGE SERVICES CORPORATION LETTERHEAD]

                                                                          , 1995

To Holders of the 8.42%
  Cumulative Preferred Stock, Series A:

     Source One Mortgage Services Corporation, a Delaware corporation (the "Company"), is offering to exchange (the "Exchange Offer") up to $100,000,000
aggregate principal amount of its      % Quarterly Income Capital Securities
(the "QUICS"(SM)) (Subordinated Interest Deferrable Debentures, Due 2025) for any and all shares of its 8.42% Cumulative Preferred Stock, Series A, $.01 par value per share (the "Preferred Stock"), validly tendered and not withdrawn pursuant to the Exchange Offer.

     The principal purpose of the Exchange Offer, which is explained in detail in the enclosed Prospectus and Letter of Transmittal, is to improve the Company's after-tax cash flow by replacing shares of the Preferred Stock with the QUICS. The potential cash flow benefit to the Company arises because interest payable on the QUICS will be deductible by the Company for federal income tax purposes, while dividends payable on the shares of the Preferred Stock are not deductible. If you want to tender your shares and to participate in the Offer, the instructions for tendering are also set forth in detail in the enclosed materials. The Company encourages you to read these materials carefully before making any decision with respect to the Exchange Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender or to refrain from tendering in the Exchange Offer.

                                          Very truly yours,

                                          LOGO
                                          Robert W. Richards
                                          Chairman
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(SM) Lehman Brothers has applied for a service mark for QUICS.